EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended March 31,
($ in thousands)		2007		2006
I.	Earnings:
	Net income	$4,917		$4,332
	Fixed charges excluding preferred stock dividends	—		—

	Earnings before fixed charges	$4,917		$4,332

II.	Fixed charges:
	Preferred stock dividends	$3,563		$3,563

III.	Ratios of earnings to fixed charges	1.38	x	1.22	x